[Logo of International Isotopes Inc.]

Contacts:
Carl W. Seidel,                         Imagyn Contacts:
President and CEO or                    Charles A. Laverty, Chairman and CEO or
Dr. Ira Lon Morgan, Chairman            Michael Montevideo, CFO
International Isotopes Inc.             Imagyn Medical Technologies
(940) 484-9492                          (714) 668-5858

Douglas MacDougall or
Vivienne Blake
Feinstein Kean Partners Inc.
(617) 577-8110


For Immediate Release:
----------------------

                 INTERNATIONAL ISOTOPES SIGNS LETTER OF INTENT
          TO SUPPLY RADIOISOTOPE SEEDS TO IMAGYN MEDICAL TECHNOLOGIES

             -Agreement Includes Up to $10 Million Supply Contract-

Denton, TX, November 24, 1997 - International Isotopes Inc. (Nasdaq: INIS, BSE:
ITL) (I(3)), a producer of radioisotopes, pharmaceutical grade radiochemicals and contract manufacturing of radiopharmaceuticals and devices, today announced that it has signed a letter of intent with Imagyn Medical Technologies (Nasdaq:
IMTI). The letter of intent is to develop and manufacture proprietary radioisotope seeds for Imagyn Medical Technologies to market in the treatment of cancer and other diseases (brachytherapy). When the transaction is completed, Imagyn Medical Technologies will make a commitment to pay International Isotopes up to $1 million for the development of seeds and processes, and also provide I(3) with a minimum three year supply contract valued at several million dollars.

"When completed, this will be the first of numerous commercial contract manufacturing agreements for I(3) and represents a significant milestone for the Company," stated Carl W. Seidel, President and CEO of International Isotopes Inc. "We are experiencing overwhelming interest in I(3) from potential customers in the health care industry and anticipate securing several additional manufacturing contracts.

"The management team and technology essential to manufacture high-purity radioisotopes at I(3) is first class," stated Charles A. Laverty, Chairman and CEO of Imagyn Medical Technologies. "We look forward to a long and prosperous relationship in our endeavor to develop new products and applications for brachytherapy--an emerging and promising new technique for the treatment of cancer and other diseases."

                                    -more-

Corporate                              Operations
2600 Longhorn Blvd. Suite #105         523 North Elm Street
Austin, Texas 78758                    Denton, Texas 76201
Phone: (512) 834-1822                  Phone: (940) 484-9492
Fax:   (512) 834-2257                  Fax:   (940) 484-0877

                                     International Isotopes and Imagyn Agreement
                                                                          Page 2

Permanent implant brachytherapy is a relatively new technique currently used for the treatment of prostate cancer. The procedure involves the placement of tiny pellets containing radioactive material into the prostate under ultrasound guidance. Because the radiation is delivered locally to the tumor, brachytherapy delivers therapeutic doses of radiation while sparing normal tissues.
Physicians generally perform the 60-90 minute procedure in an outpatient setting and patients are able to return home the same day with few side effects.

Current details of the transaction include progress payments form Imagyn to International Isotopes of $1 million for development of their proprietary seeds and the manufacturing processes which will be matched by I(3) for the development and construction of mass production lines and facilities for the manufacture of radioactive seeds. The letter of intent grants Imagyn an exclusive, worldwide license to market proprietary radioactive (Iodine 125 and Palladium 1(3) seeds, for the treatment of cancer and other areas of medical radiation therapy. In return, I(3) will receive a three year purchase requirement for Iodine 125 seeds valued at several million dollars. Imagyn will distribute the initial products through the 70 member sales force of the urology division of Imagyn Medical.

Imagyn Medical Technologies, Inc. is a designer, manufacturer and marketer of disease specific urological, gynecological and general surgery medical products for the health care market.

International Isotopes Inc. plans to be the premier supplier of radioisotopes for the production of diagnostic and therapeutic radiophamaceuticals for the nuclear medicine industries. The Company and its internationally recognized management team are also developing instrumentation for radiation therapy and medical imaging.

International Isotopes Safe Harbor Statement:
---------------------------------------------

Statements in this press release may constitute forward-looking statements and are subject to numerous risks and uncertainties, including the ability to complete a definitive agreement with Imagyn, the Company's ability to meet time schedules set forth in the agreement, the development of competitive products by others and other risks detailed from time to time in the Company's filings with the Securities and Exchange Commission. The Company disclaims any obligation to update statements in this press release.

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